UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 31, 2018	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENTS

(I) RESOLUTIONS PASSED BY THE BOARD;

(II) ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISOR; AND

(III) CHANGE OF MEMBERS OF SPECIAL COMMITTEES

OF THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Resolutions Passed by the Board

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of the board of directors (《董事會議事規則》) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the chairman of the Company, the 2018 fourth regular meeting (the “Meeting”) of the board of directors (the “Board”) of the Company was held on 30 August 2018 at Shanghai International Airport Hotel.

Mr. Liu Shaoyong, the chairman of the Company; Mr. Ma Xulun, the vice chairman of the Company; Mr. Lin Wanli, Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping, independent non-executive directors of the Company; and Mr. Yuan Jun, the employee representative director of the Company were present at the Meeting. Certain supervisors and senior management of the Company also attended the Meeting.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the Meeting notice and Meeting materials before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu Shaoyong, the chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

I.

Considered and approved the resolution regarding the adjustment of the members of special committees of the eighth session of the Board. For details of this resolution, please refer to the section “Change of Members of Special Committees of the Board” of this announcement.

II.

Considered and approved the resolution regarding the appointment of the chief legal adviser of the Company. Below is the biography of Mr. Guo Junxiu (“Mr. Guo”), the chief legal adviser of the Company:

Mr. Guo Junxiu, aged 52, is currently the chief legal adviser and the data protection officer of the Company, as well as the chief legal adviser of China Eastern Air Holding Company Limited (“CEA Holding”). Mr. Guo joined the civil aviation industry in 2007 and worked at Shanxi Financial Institute and Xiamen University. Since April 2007, Mr. Guo has been the chief legal adviser of CEA Holding. Since December 2017, he has been the chief legal adviser of the Company. Since May 2018, Mr. Guo has been the data protection officer of the Company. Mr. Guo graduated from Xiamen University with a bachelor’s degree in international law and holds a doctorate degree in law. Mr. Guo is qualified as an associate professor and a lawyer.

III.	Considered and approved the interim financial report of the Company for the year 2018.

IV.

Considered and approved the resolution regarding the selection of producers of A350 aviation supplies POOLING project. The Company will fulfill its disclosure obligations in accordance with the relevant requirements under the listing rules at the place of listing, upon the signing of a definitive agreement by the Company.

V.	Considered and approved the interim report of the Company for the year 2018.

VI.

Considered and approved the resolution regarding the refinement and clarification of subscribers of the 2018 non-public issuance of A shares of the Company. For details, please refer to the announcement published by the Company on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on 30 August 2018.

VII.

Considered and approved the resolution regarding the amendments to the proposal of the 2018 non-public issuance of A shares of the Company. For details, please refer to the announcement published by the Company on the website of Shanghai Stock Exchange on 30 August 2018.

VIII.

Considered and approved the resolution regarding the supplemental agreement of conditional A shares subscription agreement entered into between the Company and Shanghai Juneyao (Group) Co., Ltd. ( 上海均瑤（集團）有限公司 ) (“JuneYao Group”) and Shanghai Jidaohang Enterprise Management Company Limited ( 上海吉道航企業管理有限公司 ) (“Shanghai Jidaohang”) in respect of matters relating to the refinement and clarification of subscribers of the 2018 non-public issuance of A shares of the Company. For details, please refer to the announcement published by the Company on Hong Kong Stock Exchange’s website on 30 August 2018.

IX.

Considered and approved the resolution regarding the connected transactions involving the non-public issuance of A shares and the non-public issuance of H shares, and agreed (i) Juneyao Airlines Co., Ltd. ( 上海吉祥航空股份有限公司 ) (“Juneyao Airlines”), JuneYao Group and Shanghai Jidaohang to subscribe the A shares under the non-public issuance; and (ii) Juneyao Airlines and/or its designated holding subsidiaries to subscribe the H shares under the non-public issuance. For details, please refer to the announcement published by the Company on the website of Shanghai Stock Exchange on 30 August 2018.

X.

Considered and approved the resolution regarding the dilution of current returns by the non-public issuance, remedial measures and supplementary undertakings made by newly appointed Directors in respect of related measures, and agreed the undertakings made by relevant subjects. For details, please refer to the announcement published by the Company on the website of Shanghai Stock Exchange on 30 August 2018.

Election of Employee Representative Supervisor

Pursuant to the relevant requirements of the Company Law of the People’s Republic of China, the Articles and the rules for the meeting of the supervisory committee of the Company, the Company held the 2018 third group leaders joint sixth session of the general meeting of the employee representatives of the Company recently, which considered and approved the resolution regarding the appointment of Mr. Gao Feng (“Mr. Gao”) as the employee supervisor of the Company, for a term of office from 30 August 2018 to the expiry of term of office of the eighth session of the supervisory committee of the Company (the “Supervisory Committee”). Below is the biography of Mr. Gao Feng:

Mr. Gao Feng, aged 55, is currently the deputy executive chairman of the labour union of the Company, the director of the workers’ union, and the vice chairman of the labour union of CEA Holding. Mr. Gao joined the civil aviation industry in 1984. He once worked in China General Aviation Corporation and served as the deputy party secretary and secretary of the disciplinary committee of Shanxi branch of the Company and chairman of the labour union. He was the party secretary of Shanxi Branch of the Company from July 2009 to January 2014. From January 2014 to October 2015, he served as the party secretary, deputy general manager, and executive vice president of China United Airlines Co., Limited consecutively. Since October 2015, he has served as the vice chairman of general affairs of the labour union of the Company and manager of the office of labour union. He has been the vice chairman of the labour union of CEA Holding since April 2018. Mr. Gao graduated from the Party School of the Central Committee of the Communist Party of China with a bachelor’s degree in economic management. He holds an executive master’s degree in business administration from Fudan University and the title of a senior political work specialist.

There is no service contract entered into between Mr. Gao and the Company in respect of his appointment as a supervisor of the Company. The remuneration of Mr. Gao will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

As far as the Directors are aware and save as disclosed above: (i) Mr. Gao does not presently, and did not in the last three years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Gao has not held any other directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Gao has no other major appointment or professional qualification; (iv) Mr. Gao does not have any other relationship with any Director, senior management or substantial or controlling shareholder of the Company; and (v) Mr. Gao does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed herein, the Board is not aware of any other matter in relation to the appointment of Mr. Gao which is required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules and any other matter that needs to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, there were in total three members in the supervisory committee comprising Mr. Xi Sheng, the chairman of the supervisory committee, Mr. Gao Feng, the employee supervisor of the Company and Mr. Li Jinde, a supervisor of the Company.

Change of Members of Special Committees of the Board

Reference is made to the announcement of the Company dated 8 August 2018. The Board hereby announces that it has considered and approved:

(i)

the election of Mr. Ma Xulun and Mr. Yuan Jun, the Directors, as members of the Planning and Development Committee of the Company, with a term of office in line with the Board; the members of the Planning and Development Committee of the Company after the adjustment are Mr. Ma Xulun, Mr. Shao Ruiqing and Mr. Yuan Jun, and Mr. Ma Xulun was appointed to serve as the chairman of the Planning and Development Committee of the Company; and

(ii)

the election of Mr. Lin Wanli as a member of the Aviation Safety and Environment Committee of the Company, with a term of office in line with the Board; the members of the Aviation Safety and Environment Committee of the Company after the adjustment are Mr. Ma Xulun, Mr. Li Ruoshan and Mr. Lin Wanli, and Mr. Ma Xulun was appointed to serve as the chairman of the Aviation Safety and Environment Committee of the Company.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 30 August 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).